============================================================


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 32)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


         ============================================================

                                  SCHEDULE TO

             This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

             Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 5.      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

             On May 9, 2001, Willamette announced that the Willamette Board had recommended that holders of Shares reject the increased Offer. The text of a press release issued by Weyerhaeuser on May 9, 2001 is filed as Exhibit
(a)(5)(AA) hereto.

ITEM 12.     EXHIBITS.

(a)(5)(AA)   Press release issued by Weyerhaeuser Company on May 9, 2001.

                                  SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                        COMPANY HOLDINGS, INC.,

                                           by

                                               /s/ STEVEN R. ROGEL
                                             --------------------------------
                                             Name:  Steven R. Rogel
                                             Title: President


                                        WEYERHAEUSER COMPANY,

                                           by

                                               /s/ STEVEN R. ROGEL
                                             --------------------------------
                                             Name:  Steven R. Rogel
                                             Title: President and Chief
                                                    Executive Officer


        Dated: May 9, 2001

                                 EXHIBIT INDEX



Exhibit           Description
-------           -----------
(a)(5)(AA)        Press release issued by Weyerhaeuser Company on May 9, 2001.

                                                            Exhibit (a)(5)(AA)


                                                   [Weyerhaeuser Company logo]
NEWS RELEASE

For Immediate Release

                        WEYERHAEUSER DISAPPOINTED WITH
               WILLAMETTE REJECTION OF $50 PER SHARE CASH OFFER

              URGES SHAREHOLDERS TO SEND A MESSAGE TO WILLAMETTE
                BOARD BY VOTING TO ELECT WEYERHAEUSER NOMINEES

FEDERAL WAY, Wash., May 9, 2001 - Weyerhaeuser Company (NYSE: WY) today issued the following statement in response to Willamette Industries' (NYSE:
WLL) announcement that its board of directors has recommended that its shareholders reject Weyerhaeuser's increased cash tender offer to acquire all of Willamette's outstanding common stock for $50 per share:

"We are disappointed that the Willamette board has rejected our fully financed $50 per share all cash tender offer and continues to refuse to discuss our offer. Now is the time for Willamette to negotiate the highest value for shareholders, as further delay will only impair the price Weyerhaeuser is ultimately willing to pay to acquire Willamette.

"We remain focused on the June 7th Willamette annual meeting, at which time Willamette shareholders will be able to make their voice heard in a manner that cannot be ignored by the Willamette board of directors. We urge Willamette shareholders to consider that their management has never explained how or when it would deliver value superior to our premium offer on a stand-alone basis. By voting to elect the Weyerhaeuser director nominees, the Willamette shareholders can deliver a strong message to their board of directors that they want superior value for their shares now."

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, May 18, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.


Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:

ANALYSTS                                                        MEDIA
Kathryn McAuley      Joele Frank / Jeremy Zweig                 Bruce Amundson
Weyerhaeuser         Joele Frank, Wilkinson                     Weyerhaeuser
(253) 924-2058       Brimmer Katcher                            (253) 924-3047
                     (212) 355-4449